Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Rightside Group, Ltd.

at

$10.60 PER SHARE, NET IN CASH

by

DTS Sub Inc.

a wholly owned subsidiary of

Donuts Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON JULY 26, 2017 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

JULY 26, 2017), UNLESS THE OFFER IS EXTENDED.

DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Donuts” or “Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a purchase price of $10.60 per Share (the “Offer Price”), net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, as soon as practicable following the completion of the Offer, and without a meeting of Rightside stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares held by a holder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares, or completing the Offer or the Merger.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares (not including Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the expiration of the Offer) that, together with any Shares owned by Parent and Purchaser, represents a majority of the issued and outstanding Shares (calculated on a fully diluted basis in accordance with the Merger Agreement), (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN having not expressly denied or withheld its consent to the transaction. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company Board of Directors, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of the Merger Agreement, or the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

A summary of the principal terms of the Offer appears below under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022
Stockholders call toll-free from the U.S. and Canada: (888) 750-5834 Banks and Brokers call collect: (212) 750-5833

June 27, 2017

IMPORTANT

Any stockholder of the Company who desires to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”), together with certificates representing the Shares tendered or following the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder desires to tender such Shares.

Any stockholder of the Company who desires to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Time (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone number above and as set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender Shares in the Offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offer or passed upon the fairness or merits of the Offer or the Merger or the adequacy or accuracy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, the Paying Agent, or the Information Agent for the purpose of the Offer.

i

ii

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase and the Letter of Transmittal. You are urged to read carefully and in their entirety this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this Summary Term Sheet may not contain all of the information that is important to you. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics summarized below. The information concerning the Company contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below in the “Introduction”). Parent and Purchaser have not independently verified the accuracy and completeness of such information. References to “we,” “us,” or “our” refer to Purchaser and, where appropriate, Parent.

The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd. (“Rightside” or the “Company”).

Price Offered Per Share:	$10.60, net to the holder thereof in cash, without interest thereon and subject to any applicable tax withholding.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017), unless the Offer is extended.

Purchaser:	DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Donuts” or “Parent”).

Who is offering to buy my securities?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a wholly owned subsidiary of Parent and was formed for the sole purpose of making the Offer and effecting the merger of Purchaser with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of June 13, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”). See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

What is the class and amount of securities sought in the Offer?

Purchaser is offering to purchase all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

Purchaser is offering to pay $10.60 per Share (the “Offer Price”), net to the holder thereof in cash, without interest thereon and subject to applicable tax withholding. If you are the record owner of your Shares and you directly tender your Shares to American Stock Transfer & Trust Company, LLC (the “Depositary”) in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the subsequent Merger. See Section 11 — “The Merger Agreement.”

Will you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes, we believe we will have sufficient resources available to us to purchase all of the Shares pursuant to the Offer and to complete the Merger. The total amount of funds required to complete the Offer and to provide funding for the Merger is approximately $225.2 million, which includes related fees and expenses. Parent expects to obtain the necessary funds from (i) available cash on hand of Parent and the Company at the closing and (ii) the proceeds of a credit facility contemplated by the debt commitment letter, dated June 13, 2017, that Parent entered into in connection with the execution of the Merger Agreement. The Offer is not conditioned on any financing arrangements or subject to a financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition and Parent has obtained a debt financing commitment sufficient, together with cash on hand of Parent and the Company at the closing, to finance the Offer and the Merger; and

•	if Purchaser completes the Offer, Purchaser intends to complete the Merger as soon as practicable following the completion of the Offer in accordance with Section 251(h) of the DGCL, and all of the Shares (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares owned by Company stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL) then issued and outstanding will be converted in the Merger into the right to receive the Offer Price (or any greater per Share price paid in the Offer).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017) to tender your Shares in the Offer. Pursuant to the Merger Agreement, we may elect to or may be required to extend the Offer, and you will have an additional opportunity to tender your Shares if we extend the Offer. The term “Expiration Time” means the time and date at which the Offer expires, as it may be extended in accordance with the terms of the Merger Agreement.

If you cannot deliver everything required to make a valid tender by the Expiration Time, you may still participate in the Offer by using, prior to the Expiration Time, the guaranteed delivery procedure described in this Offer to Purchase. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If you own your Shares through a broker, bank or other nominee, you should be aware that your nominee may establish its own earlier deadline for participating in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who desire to participate in the Offer should contact their nominee as soon as possible to determine the times by which such owner must take action to participate in the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then Purchaser will extend the Offer for successive periods of not more than 10 business days each, or such other period as may be agreed by Parent and the Company, to permit such Offer condition to be satisfied;

•	Purchaser will extend the Offer for the minimum period required by applicable law, any interpretation or position of the SEC or its staff or the rules of The Nasdaq Stock Market LLC (“NASDAQ”) applicable to the Offer; and

•	notwithstanding the items above, in no event will Purchaser be required, nor permitted without the Company’s prior written consent, to extend the Offer beyond the close of business on December 10, 2017 (the “End Date”).

See Sections 1 — “Terms of the Offer” and 11 — “The Merger Agreement.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the business day after the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the completion of the Offer, without a subsequent offering period.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there having been validly tendered (and not validly withdrawn) immediately prior to the Expiration Date a number of Shares that, together with any Shares owned by Parent and Purchaser, represent a majority of the issued and outstanding Shares (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), excluding as Shares for the purposes of this condition any Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date (such condition, the “Minimum Condition”);

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN having not expressly denied or withheld its consent to the transaction;

•	the accuracy of the Company’s representations and warranties contained in the Merger Agreement, subject to certain materiality and material adverse effect qualifiers (the “Representations Conditions”);

•	the performance by the Company of its obligations under the Merger Agreement in all material respects;

•	the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect (as defined in the Merger Agreement) (the “MAE Condition”);

•	the absence of (i) an order preventing the completion of the Offer or the Merger and (ii) a law, rule or regulation enacted since the date of the Merger Agreement making the completion of the Offer or the Merger illegal; and

•	the Merger Agreement not having been validly terminated.

The Offer is also subject to a number of other important conditions. We expressly reserve the right to waive any such conditions other than the Minimum Condition, which would require the Company’s prior written consent. See Sections 11 — “The Merger Agreement” and 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, to tender your Shares, you must deliver to the Depositary the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, prior to the Expiration Time. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee, at or prior to the Expiration Time through the enclosed Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If your Shares are held in street name (that is, through a broker, dealer or other nominee), you must contact your broker, dealer or other nominee to request such person to tender your shares.

See the Letter of Transmittal and Notice of Guaranteed Delivery and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time and, if we have not accepted your Shares for payment by the end of August 26, 2017, the date that is 60 days after commencement of the Offer, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Company Board of Directors?

The Company Board of Directors, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of the Merger Agreement, or the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. A more complete description of the reasons for the Company Board of Directors’ approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you together with this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is completed and certain other conditions are satisfied, Purchaser expects to effect the Merger pursuant to Section 251(h) of the DGCL as promptly as practicable following the completion of the Offer. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares owned by Company stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), without interest and subject to any applicable tax withholding.

If you decide not to tender your Shares in the Offer and the Merger occurs, unless you properly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. If the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares and appraisal rights will not be available to you if you tender your Shares.

Subject to certain conditions, if Purchaser purchases Shares in the Offer, Parent and Purchaser are obligated under the Merger Agreement to cause the Merger to occur. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement will be required in connection with the Merger. In addition, once the Merger occurs, the Company will be a wholly owned subsidiary of Parent, and we intend to cause the Company to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights are available to you in connection with the Offer. If Purchaser accepts Shares in the Offer and we complete the Merger, however, the Company stockholders who do not tender their Shares in the Offer and properly perfect their rights to seek appraisal for their Shares under the DGCL will be entitled to appraisal rights in connection with the Merger. See Section 17 — “Appraisal Rights.”

What are the material United States federal income tax consequences of tendering my Shares in the Offer or exchanging my Shares for cash pursuant to the Merger?

If you are a United States person (as described in Section 5 — “Certain United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is completed, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for United States federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash you receive (determined before the deduction of any tax withholding) in exchange for your Shares in the Offer or the Merger and (ii) your adjusted tax basis in the Shares tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-United States person (as described in Section 5 — “Certain United States Federal Income Tax Consequences”), any gain or loss you realize upon the exchange of your Shares for cash in the Offer or the Merger generally will not be subject to United States federal income tax, subject to certain exceptions. See Section 5 — “Certain United States Federal Income Tax Consequences.”

We urge you to consult with your tax advisor as to the particular tax consequences to you of the Offer and the Merger.

What is the market value of my Shares as of a recent date?

On June 13, 2017, the last trading day before we announced the execution of the Merger Agreement, the closing sale price of the Company’s common stock reported on NASDAQ was $9.75 per Share. We encourage you to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What will happen to my stock options and restricted stock units in the Offer and the Merger?

Outstanding options to purchase Shares (each, a “Company Stock Option”) are not sought in the Offer. Pursuant to the Merger Agreement, however, at the effective time of the Merger, each Company Stock Option (without regard to whether vested or unvested) will be cancelled and the holder of such Company Stock Option will become entitled to receive a cash payment, if any, equal to the product of (i) the number of Shares underlying such Company Stock Option and (ii) the excess, if any, of the Offer Price (or any greater per Share price paid in the Offer) over the exercise price per share of such Company Stock Option, without interest and less any applicable tax withholding. Outstanding Company Stock Options with an exercise price per Share that is greater than or equal to an amount equal to Offer Price (or any greater per Share price paid in the Offer) will terminate and cease to be outstanding at the effective time of the Merger without the payment of any consideration. Any payments pursuant to Company Stock Options will be paid at, or as soon as practicable but in no event more than 30 days following, the effective time of the Merger.

Outstanding restricted stock units of the Company (each, a “Company RSU”) are not sought in the Offer. Pursuant to the terms of the Merger Agreement, however, immediately prior to the effective time of the Merger, each Company RSU will be cancelled and the holder of such cancelled Company RSU will become entitled to receive an amount in cash equal to the product of (i) the number of Shares subject to such Company RSU and (ii) the Offer Price (or any greater per Share price paid in the Offer), without interest and less any applicable tax withholding (a “Substituted Cash Award”). Each Substituted Cash Award will (A) vest in installments on the same schedule as the vesting schedule set forth in the applicable cancelled Company RSU and continuous employment with or services provided to the Company and Demand Media, Inc. will be credited to the holder for purposes of determining the vesting of the Substituted Cash Award after the effective time of the Merger in a manner consistent with the Employee Matters Agreement (as defined in the Merger Agreement), and (B) maintain all other terms and conditions (including settlement timing and vesting acceleration) as were applicable to the cancelled Company RSU immediately prior to the effective time of the Merger. Any Substituted Cash Awards that are vested as of the effective time of the Merger will be settled at, or as soon as practicable but in no event more than 30 days following, the effective time of the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent (the “Information Agent”) for the Offer, at (888) 750-5834 (toll free). See the front and back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of Common Stock of Rightside Group, Ltd.:

INTRODUCTION

DTS Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Donuts” or “Parent”), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a purchase price of $10.60 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2017, by and among Parent, Purchaser and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, following the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares held by a holder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares, or completing the Offer or the Merger. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement.”

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares (not including Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the expiration of the Offer) that, together with any Shares owned by Parent and Purchaser, represents a majority of the issued and outstanding Shares (calculated on a fully diluted basis in accordance with the Merger Agreement), (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN having not expressly denied or withheld its consent to the transaction, (iv) the accuracy of the Company’s representations and warranties contained in the Merger Agreement, subject to certain materiality and material adverse effect qualifiers, (v) the performance by the Company of its obligations under the Merger Agreement in all material respects, (vi) the absence, since the date of the Merger Agreement, of any Company Material Adverse Effect (as defined in the Merger Agreement), (vii) the absence of an order preventing the completion of the Offer or the Merger and a law, rule or regulation enacted since the date of the Merger Agreement making the completion of the Offer or the Merger illegal, and (viii) the Merger Agreement not having been validly terminated. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Offer expires at 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open. See Section 1 — “Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below under Section 1 — “Terms of the Offer”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board of Directors, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of the Merger Agreement, or the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

A more complete description of the reasons for the Company Board of Directors’ approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to the Company’s stockholders together with this Offer to Purchase.

Purchaser has engaged Innisfree M&A Incorporated as the information agent (the “Information Agent”) for the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents or assistance regarding the Offer.

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the completion of the Offer, Parent, Purchaser and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement.”

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is completed, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such holder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be more or less than, or equal to, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition, (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the HSR Act, and (iii) applicable advance notice to ICANN, and ICANN having not expressly denied or withheld its consent to the transactions. The Offer is also subject to other important conditions set forth in Section 15 — “Certain Conditions of the Offer.”

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to waive any of the Offer conditions in whole or in part at any time. Notwithstanding the foregoing, without the prior written consent of the Company and unless otherwise provided in the Merger Agreement, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the Offer conditions, (v) amend or modify any of the Offer conditions in any manner that adversely affects holders of Shares, (vi) amend or modify the Minimum Condition, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement.

The Offer Price will be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction between the date of the Merger Agreement and Purchaser’s acceptance, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer.

The Merger Agreement provides that (i) if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then Purchaser will extend the Offer for successive periods of not more than 10 business days each, or such other period as may be agreed by Parent and the Company, to permit such Offer condition to be satisfied; and (ii) Purchaser will extend the Offer for the minimum period required by applicable law, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the rules of The Nasdaq Stock Market LLC (“NASDAQ”) applicable to the Offer. Notwithstanding (i) and (ii) above, in no event will Purchaser be required, or permitted without the Company’s prior written consent, to extend the Offer beyond the close of business on December 10, 2017 (the “End Date”).

Any extension, delay, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which an offer must remain open following a material change in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. The SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought (which would require the Company’s consent) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, American Stock Transfer & Trust Company, LLC Inc. (the “Depositary”) may, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, is being mailed to record holders of Shares whose names appear on the Company’s stockholder list and is being furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” promptly following the Expiration Time, Purchaser will accept for payment and will pay for all Shares that have been validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Time. Parent will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any and all Shares that Purchaser becomes obligated to purchase pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted electronically by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal (or Agent’s Message) are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Company Options and RSUs. The Offer is made only for outstanding Shares and is not made for any Company Stock Option or Company RSU (see Section 11 — “The Merger Agreement” for a description of the treatment of the Company Options and Company RSUs.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) 28% of the amount of any payments to certain stockholders pursuant to the Offer or the Merger. In order to prevent backup withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer or converted into the right to receive cash in the Merger, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding, but may be required to certify the basis for their exemption from backup withholding. If a stockholder does not provide his, her or its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder, and payment to the stockholder pursuant to the Offer or the Merger may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer or the Merger who are United States persons (as described in Section 5 — “Certain United States Federal Income Tax Consequences”) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Stockholders who are not United States persons should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the IRS website at www.irs.gov) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided that the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 26, 2017, the date that is 60 days after commencement of the Offer.

For a withdrawal to be effective, a proper written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct such nominee to arrange for the withdrawal of those Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer (and the Merger) to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change and to different interpretations, possibly with a retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain stockholders (such as insurance companies, regulated investment companies, real estate investment trusts, S corporations, personal holding companies, partnerships, limited liability companies and other tax-transparent entities, tax-exempt organizations, financial institutions and broker-dealers, stockholders holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code, stockholders who acquired their Shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code, stockholders whose functional currency is not the United States dollar and stockholders holding Shares that are part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction) consisting of Shares and one or more other positions) who may be subject to special rules. In addition, this discussion does not address estate, gift or alternative minimum taxes.

For purposes of this discussion, a United States person is a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. In addition, this discussion does not address estate, gift or alternative minimum taxes. A Non-United States person means a beneficial owner of Shares that, for United States federal income tax purposes, is neither (1) a United States person nor (2) a partnership (or other entity or arrangement treated as a pass-through entity for United States federal income tax purposes).

Because individual circumstances may differ, each stockholder should consult his, her or its own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Parent and Rightside intend, for United States federal income tax purposes, to treat the receipt of cash consideration pursuant to the Offer and the Merger as (1) a redemption of a portion of the Shares held by each stockholder in exchange for the portion of the payment that is funded by Rightside (the “redemption cash”), and (2) an exchange of a portion of the Shares held by each stockholder for the portion of the payment that is funded by Parent (the “purchase cash”). The Shares held by each stockholder will be divided between these transactions based on the relative proportion of the payment that is funded by the redemption cash and the purchase cash, respectively.

United States Persons

The payment of the redemption cash will be treated as a sale or exchange of Shares for United States federal income tax purposes pursuant to Section 302 of the Code if the exchange results in a “complete termination” of the United States person’s stock interest in Rightside. Parent and Rightside intend to treat the payment of the redemption cash as a sale or exchange of the Shares so redeemed, and the remainder of this discussion assumes that to be the case. In general, each United States person will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the aggregate amount of cash received (determined before the deduction of any tax withholding) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by a noncorporate stockholder upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20%, plus a 3.8% health care tax on net investment income. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses. A stockholder owning separate blocks of Shares must determine his, her or its adjusted tax basis and holding period separately with respect to each block of Shares, and should consult its own tax advisor with respect to these rules. Because the tests under Section 302 of the Code are applied separately with respect to each stockholder and take into account constructive ownership of stock, each United States person should consult his, her or its own tax advisor regarding the application of the foregoing treatment to their particular circumstances.

Non-United States Persons

The payment of the cash consideration pursuant to the Offer and the Merger generally will be treated as a sale or exchange of Shares in the same manner described above under the section entitled “United States Persons” assuming that the transaction results in a complete termination of the Non-United States person’s stock interest in Rightside, as determined for purposes of Section 302 of the Code. Each Non-United States person generally will recognize capital gain or loss, which is not expected to be subject to United States federal income tax unless:

•	the recognized gain is effectively connected with the Non-United States person’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-United States person in the United States;

•	the Non-United States person is a nonresident alien individual present in the United States for 183 days or more during the taxable year in which its disposition of the Shares occurs, and certain other requirements are met; or

•	the Shares that are exchanged constitute a “United States real property interest” with respect to the Non-United States person. Rightside does not believe that its stock constitutes a “United States real property interest.”

Unless an applicable treaty provides otherwise, the realized gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis in the same manner as if such Non-United States person were a United States person, as described under the section entitled “United States Persons”. A Non-United States person that is a corporation also may be subject to a branch profits tax equal to

30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-United States persons should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Realized gain described in the second bullet point above generally will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States-source capital losses of the Non-United States person, if any.

Because the tests under Section 302 of the Code are applied separately with respect to each stockholder and take into account constructive ownership of stock, and because, absent a complete termination, Rightside and its withholding agents may withhold tax with respect to the redemption cash, each Non-United States person should consult his, her or its own tax advisor regarding the application of the foregoing rules to their particular circumstances. A Non-United States person may be required to provide documentation to the withholding agent that such Non-United States person satisfies the Section 302 tests.

Backup Withholding

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding, which is currently imposed at a rate of 28%, unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ under the symbol “NAME”. The following tables set forth the quarterly high and low sales prices of the Shares for the periods indicated, as reported by NASDAQ.

Fiscal 2017	High	Low
First Quarter	$10.05	$7.65
Second Quarter (through June 26, 2017)	$10.98	$8.35

Fiscal 2016	High	Low
First Quarter	$9.42	$7.16
Second Quarter	$10.82	$8.15
Third Quarter	$12.85	$7.80
Fourth Quarter	$9.41	$7.17

Fiscal 2015	High	Low
First Quarter	$10.38	$6.49
Second Quarter	$10.27	$6.52
Third Quarter	$8.15	$6.05
Fourth Quarter	$8.91	$7.14

On June 13, 2017, the last full trading day before we announced the entry into the Merger Agreement, the closing sales price of the Company’s common stock reported on NASDAQ was $9.75 per Share. On June 26, 2017, the last full trading day before we commenced the Offer, the closing sales price of the Company’s common stock reported on NASDAQ was $10.69 per Share. Stockholders are urged to obtain a recent quotation for the Shares. The Company has not declared or paid cash dividends on its common stock.

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s most recent quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017, and is qualified in its entirety by reference to such Form 10-Q.

Rightside Group, Ltd. is a Delaware corporation, with its principal executive offices located at 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, Washington 98033. The Company’s telephone number at its principal executive offices is (425) 298-2500.

The Company is a leading provider of domain name services, enabling businesses and consumers to find, establish, and maintain their digital address. The Company is an accredited registry for new generic Top Level Domains (“gTLDs”) made available by the expansion of new gTLDs by ICANN. The Company also provides domain name registration and registrar services through Name.com, its primary retail registrar.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, capital structure, operating results, financial condition, directors and officers (including their remuneration and stock options, restricted shares, restricted stock units and performance shares granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic and current reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-(800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the most recent Form 10-K and 10-Q, and other public sources. The information concerning the Company taken or derived from such documents and records is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any material misstatements or omissions, none of Parent, Purchaser, the Depositary, the Paying Agent or the Information Agent or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent, Donuts Inc., is a Delaware corporation headquartered in Bellevue, WA. Founded in 2010, Parent powers today’s largest group of new generic Internet domain extensions. From .email to .guru to .photography to .restaurant, Parent offers a broad array of options that enhance customers’ unique characteristics. Parent is committed to providing businesses, organizations, families, and individuals clear and meaningful Internet identities. The principal executive offices of Parent are located at 10500 NE 8th St, Suite 1450, Bellevue, Washington 98004, and Parent’s telephone number at such principal executive offices is (424) 262-4238.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent. Purchaser was organized by Parent solely to acquire the Company and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of Purchaser are wholly owned by Parent. The principal executive offices of Purchaser are located at 10500 NE 8th St, Suite 1450, Bellevue, Washington 98004, c/o Donuts Inc., and Purchaser’s telephone number at such principal executive offices is (424) 262-4238.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

Except as described in Schedule I to this Offer to Purchase, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or the foregoing persons, (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days.

Parent and the Company are parties to a Master Services Agreement, dated as of January 20, 2012, as amended, pursuant to which the Company provides technical, back-end infrastructure services to Parent’s top-level domain operating subsidiaries. Pursuant to this agreement, Parent paid the Company and its subsidiaries an aggregate amount of less than 1% of the Company’s consolidated revenues in each of 2015 and 2016, and $0.8 million in the first five months of 2017. This agreement is expected to be terminated if the Offer and the Merger are completed.

Parent is also party to various registry-registrar agreements with certain of the Company’s subsidiaries, including its primary registrar brand, Name.com. Pursuant to these agreements, Parent’s operating subsidiaries provide Name.com (and certain other Company subsidiaries and their customers) with access to register names in nearly 200 top-level domains. Pursuant to these agreements Name.com and the other applicable Company subsidiaries paid Parent an aggregate amount of less than 1% of the Company’s consolidated revenues in each of 2015 and 2016, and $0.7 million in the first five months of 2017.

Parent and the Company are parties to a gTLD collaboration agreement (“gTLD Agreement”), dated as of January 19, 2012, as amended. The gTLD Agreement provides Parent and the Company with rights to acquire the operating and economic rights relating to certain gTLDs under ICANN’s gTLD acquisition program, which may include payment for the acquisition of certain gTLDs or receipt of payment if other third parties acquire gTLDs under certain circumstances. Under the agreement, these rights are shared equally between Parent and the Company and are associated with specific gTLDs (“Covered gTLDs”) for which Parent’s subsidiaries are the applicant. The operating and economic rights for each Covered gTLD are determined through a process whereby Parent and the Company each select gTLDs from the pool of Covered gTLDs. Pursuant to this agreement, the Company made payments to ICANN or other third parties relating to the acquisition by the Company and its subsidiaries of gTLDs of $12,714,185 in 2015, $404,367 in 2016 and $414,465 in the first five months of 2017 and received payments from other third parties (not Parent or any of its subsidiaries) relating to other third-party acquisitions of gTLDs of $208,500 in 2015, $3,523,205 in 2016 and $673,000 in the first five months of 2017. This agreement is expected to be terminated if the Offer and the Merger are completed.

Except as set forth in this Offer to Purchase, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Parent and Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors, or a sale or other transfer of a material amount of the Company’s assets during the past two years.

Except as set forth in this Offer to Purchase, neither Parent nor Purchaser nor, to the best knowledge of Parent nor Purchaser, any of the persons listed in Schedule I has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding any violation with respect to such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (“Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Filings made with the SEC in connection with the Offer are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) Parent has obtained a debt financing commitment in respect of funds sufficient, together with cash on hand of Parent and the Company, to purchase all Shares tendered pursuant to the Offer, and (iv) there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

We estimate we will need approximately $225.2 million to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer, to pay consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer and to pay applicable amounts payable in respect of Company Stock Options and Company RSUs at closing, as well as to pay the related fees and expenses. We currently expect that Parent will obtain the funds necessary to satisfy these obligations through a combination of the Credit Facility described below and cash on hand at Parent and the Company as of the closing.

Credit Facility. Parent entered into a commitment letter, dated as of June 13, 2017 (the “Commitment Letter”), with Silicon Valley Bank (“SVB”) under which SVB agreed to structure, arrange, and syndicate a senior secured credit facility in an aggregate principal amount of up to $110,000,000 (the “Credit Facility”), consisting of a senior secured term loan facility in an aggregate principal amount of up to $85,000,000 (the “Term Loan Facility”) and a senior secured revolving loan facility in an aggregate principal amount of up to $25,000,000 (the “Revolving Loan Facility”). SVB has committed (i) to provide up to $100,000,000 in aggregate principal amount of the Credit Facility, of which $85,000,000 is allocated to the senior secured term loan facility and $15,000,000 is allocated to the senior secured revolving loan facility, and (ii) to use commercially reasonable efforts to assemble a syndicate of financial institutions to provide the balance of the commitments (such financial institutions, together with SVB, the “Financing Sources”). As discussed below, the Financing Sources will not be obligated to lend until the satisfaction or waiver of specified conditions.

The following summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b) to the Schedule TO and incorporated herein by reference.

Final Maturity and Amortization. Each of the Term Loan Facility and the Revolving Loan Facility will mature on the date that is five years after the closing date of the Merger. The Term Loan Facility will amortize in quarterly installments of (i) 1.25% of the original principal amount of the Term Loan Facility payable on the first day of each fiscal quarter for the first eight fiscal quarters commencing with the first full fiscal quarter after the closing date of the Merger, (ii) 2.50% of the original principal amount of the Term Loan Facility payable on the first day of each fiscal quarter for the ninth through twentieth fiscal quarters after the closing date of the Merger, and (iii) the balance payable on the fifth anniversary of the closing date of the Merger. The definitive debt documents providing for the Credit Facility may also include certain mandatory prepayment events with respect to the Term Loan Facility.

Interest Rates. Borrowings under the Credit Facility will bear interest at a rate per annum equal to, at Parent’s option, either: (i) a base rate determined by reference to the Wall Street Journal prime rate, plus a margin ranging from 1.75% to 2.75%, depending on Parent’s consolidated total leverage ratio (as determined under the Credit Facility); or (ii) a Eurodollar base rate determined by reference to LIBOR for the interest period applicable to such borrowing, plus a margin ranging from 2.75% to 3.75%, depending on Parent’s consolidated total leverage ratio (as determined under the Credit Facility). Interest on the loans is payable at the end of the applicable interest period for Eurodollar loans, but at least quarterly, and quarterly for base rate loans. Parent is also obligated to pay other customary fees for a credit facility of this nature.

Guarantees. The obligations of Parent under the Term Loan Facility will be guaranteed on a secured basis by each existing and future direct and indirect material domestic subsidiary of Parent (collectively, the “Guarantors”).

Collateral. The obligations of Parent and the Guarantors will be secured by a perfected first priority security interest in substantially all of the assets of Parent and the Guarantors.

Other Terms. The Credit Facility will contain representations and warranties, financial covenants, affirmative and negative covenants, and events of default customary for credit facilities of this nature. In addition, Parent and SVB have agreed that the definitive documentation for the Credit Facility will be consistent with the terms and conditions set forth in the Parent’s existing credit agreement with SVB, subject to certain modifications that will be agreed to by Parent and the Financing Sources.

The funding of SVB’s commitment under the Credit Facility is subject to the satisfaction or waiver of the following conditions: (i) completion of the Merger in all material respects in accordance with the Merger Agreement, without giving effect to any modifications, amendments, consents or waivers of any provision of the Merger Agreement in any manner that is materially adverse to the interests of the Financing Sources (in their capacity as such) without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Financing Sources; (ii) absence of any Material Adverse Effect (as defined in the Merger Agreement as in effect on June 13, 2017) since June 13, 2017; (iii) execution and delivery of the Credit Facility definitive documents and customary closing documents; (iv) delivery of certain historical and pro forma financial information; (v) timely execution and delivery of customary “know your customer” documentation; (vi) payment of required fees and expenses; and (vii) the accuracy of specified representations and warranties made by the Company in the Merger Agreement and specified representations and warranties made by Parent and each of the Guarantors in the Credit Facility definitive documents.

Parent currently anticipates that indebtedness incurred by Parent in connection with the successful completion of the Offer and the Merger will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, the Company) or other sources, which may include the proceeds from additional loans, equity financings or asset dispositions. Parent may evaluate the refinancing of the Credit Facility in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Parent’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.

Because Parent has entered into the Commitment Letter to provide funds to purchase all Shares validly tendered in the Offer, which funds it will provide to Purchaser, there are no alternative financing arrangements in place nor have any alternative financing plans been made.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of material contacts between representatives of Parent, on the one hand, and representatives of Rightside, on the other hand, in connection with the execution of the Merger Agreement and other documentation regarding the Offer, the Merger, and the related transactions. The chronology below covers key events and information leading up to the execution of the Merger Agreement and other documentation related to the Offer, the Merger, and the related transactions and does not purport to represent every communication between representatives of Parent and representatives of Rightside. For a review of key Rightside actions relating to these contacts, please refer to Rightside’s Schedule 14D-9 being mailed to stockholders promptly following filing of this Offer to Purchase.

Parent regularly evaluates its business and strategy and considers a variety of potential transactions to enhance its business, including consideration of potential acquisitions and other strategic transactions.

Since Rightside’s spin-off from Demand Media, Inc. on August 1, 2014, Parent and Rightside have maintained various relationships relating to their relevant businesses, including an arrangement governing aspects of the parties’ acquisitions of top-level domain operator rights and an arrangement whereby Rightside provides Parent with certain domain name registration and management services. See Section 8 — “Certain Information Concerning Parent and Purchaser” for more information about these arrangements.

Between Rightside’s spin-off and May 2016, Parent informally discussed with Rightside on a number of occasions the potential to expand their relationships and purchase assets from Rightside. None of these discussions matured into significant negotiations and Rightside did not exhibit serious interest in doing a material transaction with Parent other than with regard to those areas covered by the arrangements they had previously entered into with Parent as discussed above.

On May 26, 2016, Parent sent to Rightside’s Board a non-binding letter indicating Parent’s interest in potentially purchasing Rightside’s top-level domain portfolio, registry technology, and all related employees and assets for $70 million in cash and a purchase of $15 million of Rightside stock from Rightside.

One June 9, 2016, Rightside’s Chief Executive Officer, Taryn Naidu, emailed then Parent Chief Executive Officer, Paul Stahura, that Rightside was not interested in pursuing Parent’s offer relating to the registry business.

On June 10, 2016, Mr. Stahura emailed Mr. Naidu requesting that Parent be given the opportunity to present live its offer for Rightside’s registry business and the rationale therefor to Rightside’s Board in the next week, and indicated that if the Board was unable to accommodate that schedule Parent would consider making public its interest in the registry business.

On June 24, 2016, Parent publicly released a non-binding letter it sent to Rightside’s Board indicating Parent’s interest in purchasing Rightside’s registry business for $70 million and in meeting with Rightside’s Board to discuss such offer in the next two weeks.

On July 5, 2016, Rightside publicly stated that, following consultation with its independent financial and legal advisors, Rightside’s Board had determined that Parent’s offer significantly undervalued Rightside’s registry assets and pursuing such offer would not be in the best interests of Rightside stockholders.

In December 2016, Parent and Rightside began negotiating an extension to the parties’ arrangement regarding domain name registry services. On February 7, 2017, the parties publicly announced a multi-year extension to their domain name registry services agreement (the “Master Services Agreement”).

Following several high-level, informal communications regarding various business matters, including a potential transaction with Rightside, among, at various times, Parent, Rightside, and Rightside’s financial advisor Barclays Capital Inc. (“Barclays”), on March 9, 2017, Barclays contacted Parent with a form confidentiality agreement and invited Parent to join in a potential transaction process relating to Rightside. From March 9-27, 2017, Parent and Rightside negotiated the terms of the confidentiality agreement. On March 27, 2017, following execution of the confidentiality agreement between Parent and Rightside (the “Confidentiality Agreement”), Rightside provided Parent with management presentations regarding Rightside’s business at a local meeting center. Following such presentations, on March 28, 2017, Parent was given access to a limited electronic data room, which provided preliminary due diligence materials in connection with a potential transaction.

On April 3, 2017, Rightside provided to Parent a letter detailing the process for submission by April 12, 2017 of an initial indication of interest regarding the potential acquisition of the entirety of Rightside. On April 12, 2017, Parent’s current Chief Executive Officer, Bruce Jaffe, telephoned Mr. Naidu and representatives of Barclays and indicated that Parent would not be providing such an indication of interest for an acquisition.

On May 3, 2017, Mr. Naidu called Mr. Jaffe to discuss the proposed transaction further and propose an in-person meeting for the following day.

On May 4, 2017, during an in-person meeting requested by Mr. Naidu, Messrs. Jaffe and Naidu, discussed, among various business matters, Mr. Naidu’s desire to explain to Parent in more detail the potential value of an acquisition of Rightside by Parent. Mr. Jaffe agreed that Mr. Naidu could provide further detail to Parent through follow-up discussions and materials.

On May 5, 2017, Mr. Jaffe emailed Mr. Naidu to further analyze the possibility of an acquisition and request Mr. Naidu meet with David Rostov, Parent’s Chief Financial Officer.

On various dates between May 10-24, 2017, Messrs. Jaffe, Rostov, and Naidu, and certain other representatives of Parent and Rightside, met in-person and had additional telephone conferences during which Rightside provided additional information (as well as additional diligence materials relating to, among other things, Rightside financial and organizational information) about Rightside and gave Parent the opportunity to ask certain questions.

On May 25, 2017, Parent’s Board held a meeting. At the meeting, Parent’s management presented to the Board regarding a potential acquisition of Rightside, and the Board authorized management to continue its exploration of such an acquisition. On this date, Parent’s general counsel, Alvaro Alvarez, discussed with Rightside’s general counsel, Rick Danis, arranging efficient channels for exchange of due diligence materials and other communications among the parties, including obtaining access to a more comprehensive electronic data room. In connection with these discussions, the Confidentiality Agreement was amended to clearly provide for these arrangements.

On May 26, 2017, Messrs. Jaffe and Naidu met in-person and then followed up that meeting with multiple telephone exchanges, during which proposed pricing to acquire all of Rightside’s outstanding shares and key transaction terms were discussed, including potential timing of a transaction. Mr. Jaffe’s initial price proposal was $10.00 per share, while Mr. Naidu proposed $11.00 per share. Following additional proposals and counter-proposals, Mr. Jaffe and Mr. Naidu confirmed that each would reach out to their respective Boards of Directors in order for them to consider a preliminary proposal of $10.60 per share, which would be subject to each party being comfortable with applicable closing and other conditions, including the completion of satisfactory due diligence and targeting an expedited process to agreement execution.

On May 27, 2017, management of Parent and Rightside had multiple telephone calls to discuss next steps, including the due diligence process.

On May 30, 2017, Messrs. Jaffe and Naidu had a telephonic exchange, whereby they confirmed each party was willing to move expeditiously towards a potential transaction at $10.60 per share.

On May 31, 2017, following a meeting of management of Parent and Rightside at the Bellevue offices of Perkins Coie LLP (“Perkins”) to discuss a potential transaction, Rightside provided Parent and its representatives access to an electronic data room containing confidential due diligence materials. Rightside continued to upload to the data room and otherwise provide diligence information through execution of the Merger Agreement.

On June 1, 2017, Mr. Alvarez sent the initial draft of the Merger Agreement to Rightside, which draft contained, among other things, a 4% break-up fee payable to Parent in the event of certain permitted terminations of the proposed Merger Agreement, as well as closing conditions that included Rightside having at least $83 million of available cash at expiration of the Offer and not having appraisal notices exceeding 5% of Rightside’s outstanding shares at expiration of the Offer. Perkins, legal counsel to Parent and Purchaser, followed up such distribution with a telephone call to Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), legal counsel to Rightside, to discuss next steps regarding a potential transaction.

From June 2 to June 11, 2017, Parent, Perkins, Rightside, and WSGR, held numerous conversations regarding the terms of the Merger Agreement and related transactions. The parties exchanged drafts of the Merger Agreement during this period, and also continued to engage in discussions regarding the terms and conditions of transaction documentation. In addition, Parent and Rightside and their representatives and advisors held numerous conference calls to discuss various due diligence matters in response to Parent’s due diligence requests and the drafting of disclosure schedules. Further, Parent worked through the details of its financing commitment with its lender Silicon Valley Bank (“SVB”).

On June 12, 2017, Parent and Rightside held in-person meetings at the offices of Perkins with WSGR attending, during which the parties negotiated the substantially final provisions of the Merger Agreement, including closing conditions, non-solicitation obligations, actions that may be required for purposes of obtaining applicable regulatory consent, the amount of the proposed termination fee, and the scope of certain representations and warranties, and the disclosure schedules. Following such negotiation, Perkins provided Wilson with revised drafts of the Merger Agreement and the disclosure schedules, which included a $7.7 million break-up fee payable to Parent in the event of certain permitted terminations and did not include a closing condition requiring Rightside to hold a specified amount of cash at the expiration of the Offer or have less than a specified amount of appraisal notices relating to outstanding Rightside common shares at the expiration of the Offer. During the course of the day, Parent continued to engage with Rightside regarding diligence matters.

In addition, Parent substantially finalized its SVB financing commitment relating to the Merger and the related transactions and shared such draft documentation with Rightside.

On June 13, 2017, the parties continued to exchange final comments on the Merger Agreement and disclosure schedules. During the evening, the Parent’s Board of Directors met and considered the proposed transactions, including the $10.60 per share acquisition price, with management presenting on the draft Merger Agreement and the related transactions including financial and strategic terms. Following discussion, Parent’s Board approved making the Offer at the Offer Price and finalizing the Merger Agreement and related documentation, and then completing the Offer, the Merger and related transactions, on the basis presented that evening.

That same evening, Mr. Naidu contacted Mr. Jaffe to communicate Rightside’s Board approval of the transactions and to confirm the mutual intent of the parties to proceed with the execution of the Merger Agreement. Parent, Purchaser, and Rightside then entered into the Merger Agreement, with Parent then adopting the Merger Agreement.

On June 14, 2017, Parent and Rightside issued a joint press release to announce the execution of the Merger Agreement.

On June 27, 2017, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements. For more information on the Merger Agreement and other arrangements between Parent and Purchaser and Rightside and their respective related parties, see, among others: Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” Section 11 — “The Merger Agreement,” and Section 12 — “Purpose of the Offer; Plans for the Company.”

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. For the purposes of this Section 11, capitalized terms used but not defined herein have the respective meanings set forth in the Merger Agreement.

The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement and should not be relied on by any other person. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and Purchaser in connection with the negotiated terms. Moreover, those representations and warranties were made only as of specified dates and are intended not as statements of fact, but as a way of allocating risk among the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company and different from those generally applicable to the Company’s SEC filings. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent and Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement requires Purchaser to offer to purchase all of the issued and outstanding Shares at the Offer Price (or any greater per Share price paid in the Offer), upon the terms and subject to the conditions of the Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after Purchaser is permitted to do so under applicable law and will pay for such Shares promptly after their acceptance by Purchaser, and in any event within three Business Days of the Expiration Date. Pursuant to the terms of the Merger Agreement, unless extended in accordance with the Merger Agreement, the Offer will expire at midnight (i.e., one minute after 11:59 pm), New York City time, on the date that is 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date on which the Offer is first commenced (within the meaning of Rule 14d-2 under the Exchange Act). The obligations of Purchaser (and the obligations of Parent to cause Purchaser) to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of the Offer conditions described in Section 15 — “Certain Conditions of the Offer.”

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to (i) increase the Offer Price, (ii) waive any of the Offer conditions other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Notwithstanding the foregoing, Parent and Purchaser have agreed in the Merger Agreement that, without the prior written consent of the Company, which the Company may withhold in its sole discretion, they may not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares subject to the Offer, (D) impose conditions to the Offer in addition to the Offer conditions, (E) amend or modify any of the Offer conditions in any manner that adversely affects holders of Shares, (F) amend or modify the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement. Parent and Purchaser may waive the Minimum Condition only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion.

The Merger Agreement provides for the extension of the Offer and the Expiration Date in the following circumstances:

•	if on the applicable Expiration Date, any of the Offer conditions (including the Minimum Condition) have not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, then Purchaser will extend the Offer for successive periods of not more than 10 Business Days each (as determined by Purchaser), or such other period as may be agreed by Parent and the Company, to permit the satisfaction of such Offer conditions; and

•	Purchaser will extend the Offer for the minimum period required by applicable Legal Requirements, interpretation or position of the SEC or its staff or NASDAQ or its staff.

Nothing in the foregoing provisions will require Purchaser to, and without the Company’s prior written consent Purchaser will not be permitted to, extend the Offer beyond the End Date, or be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate the Merger Agreement pursuant to its terms. The “End Date” is December 10, 2017.

The Company Board Recommendation. The Merger Agreement provides that the Company, following the filing of the Schedule TO, will file the Schedule 14D-9 with the SEC as promptly as practicable on the day the Offer is commenced. The Merger Agreement further provides that, unless the Board of Directors of the Company has effected an Adverse Change Recommendation (as defined below) in accordance with the terms of the Merger Agreement, the Schedule 14D-9 will include the Board of Directors’ recommendation that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”).

The Merger. The Merger Agreement provides that the Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the Offer Acceptance Time without a vote of the Company’s stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation and as a wholly owned subsidiary of Parent.

Charter, Bylaws, Directors and Officers. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated in their entirety to conform to the certificate of incorporation and bylaws of Purchaser in effect immediately prior to the Effective Time. In addition, the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation commencing at the Effective Time.

Effect of the Merger on Equity. Pursuant to the Merger Agreement, each Share that is held by the Company (or in the Company’s treasury), Parent or Purchaser or any other wholly owned subsidiary of the Company, Parent or Purchaser at the Effective Time will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares that will cease to exist in accordance with the foregoing sentence and Dissenting Shares (as defined below)) will be converted into the right to receive a cash amount equal to the Offer Price, without interest thereon (the “Merger Consideration”), subject to applicable tax withholding. As of the Effective Time, all such Shares will automatically be canceled and cease to exist, and each holder of such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Under the Merger Agreement, Shares outstanding immediately prior to the Effective Time held by stockholders (if any) who have properly preserved their appraisal rights for such Shares under Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration. Holders of Dissenting Shares will be entitled only to such rights with respect to the Dissenting Shares as may be granted to such holders under Section 262 of the DGCL. The Merger Agreement provides that if a holder of Dissenting Shares fails to perfect or properly withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL, then each such Dissenting Share will be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon, subject to applicable tax withholding.

The Merger Agreement further provides that:

•	effective as of the Effective Time, each validly granted Company Stock Option (whether vested or unvested) outstanding immediately before the Effective Time with an exercise price per share of Company Common Stock that is less than an amount equal to the Merger Consideration (each, an “In-the-Money Company Stock Option”) will be cancelled and, in consideration for such cancellation, the holder thereof will automatically receive from or on behalf of the Surviving Corporation, at, or as soon as practicable but in no event more than 30 days following, the Effective Time, an amount in cash equal to (i) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Option, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the per share exercise price for such In-the-Money Company Option, without interest and subject to applicable tax withholding;

•	all Company Stock Options that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not In-the-Money Company Stock Options will terminate and cease to be outstanding at the Effective Time in accordance with the terms of the Company Equity Plan or any agreement evidencing such Company Stock Options, as applicable, without the payment of any consideration in respect thereof; and

•	effective as of the Effective Time, each Company Restricted Stock Unit Award outstanding immediately prior to the Effective Time will be cancelled and, in substitution for such cancelled Company Restricted Stock Unit Award, the holder thereof will automatically at the Effective Time become entitled to receive (subject to the conditions described below) an amount in cash from the Surviving Corporation equal to (i) the total number of shares of Company Common Stock subject to such cancelled Company Restricted Stock Unit Award, multiplied by (ii) the Merger Consideration, without interest and subject to any applicable tax withholding (a “Substituted Cash Award”). Each Substituted Cash Award will (A) vest in installments on the same schedule as the vesting schedule set forth in the applicable cancelled Company Restricted Stock Unit Award, and continuous employment with or services provided to the Company and Demand Media, Inc. (and its Affiliates, as defined in the Employee Matters Agreement) will be credited to the holder for purposes of determining the vesting of the Substituted Cash Award after the Effective Time in a manner consistent with the Employee Matters Agreement and (B) maintain all other terms and conditions (including settlement timing and vesting acceleration) as were applicable to the cancelled Company Restricted Stock Unit Award under the applicable documents evidencing such cancelled Company Restricted Stock Unit Award immediately prior to the Effective Time. Any Substituted Cash Awards that are vested as of the Effective Time will be settled at, or as soon as practicable but in no event more than 30 days following, the Effective Time.

Under the Merger Agreement, each of the Offer Price and the Merger Consideration will be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock but excluding vesting of Company Stock Options, Company Restricted Stock Awards or Other Company Stock-Based Awards), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of the Merger Agreement and at or prior to the Offer Acceptance Time, as applicable.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to due incorporation and good standing; subsidiaries; organizational documents; authority and the binding nature of the Merger Agreement; no conflicts and consents; capitalization; SEC filings and financial statements; absence of certain changes; leased real property and title to equipment; intellectual property; material contracts; liabilities; compliance with laws; permits; tax matters; employment matters and employee benefit plans; environmental matters; insurance; transactions with affiliates; legal proceedings and orders; inapplicability of Section 203 of the DGCL and similar takeover laws; no stockholder vote required; opinion of the Company’s financial advisor; brokers; compliance with international law; compliance with anti-corruption laws; and accuracy of information of the Company and its subsidiaries in the Schedule 14D-9.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: due incorporation and good standing; formation of Purchaser; authority and the binding nature of the Merger Agreement; no conflicts and consents; accuracy of information of Parent and Purchaser in Offer documents and supplied for inclusion in the Schedule 14D-9; absence of litigation; solvency; financing; and ownership of the Company shares and that none of Parent, its subsidiaries or their affiliates or associates is an “interested stockholder” of the Company.

Certain of the representations and warranties contained in the Merger Agreement and certain of the conditions to the Offer contained in the Merger Agreement and in this Offer to Purchase are qualified as to materiality or a “Material Adverse Effect.” The Merger Agreement defines a “Material Adverse Effect” as any change, event, condition, occurrence, fact, circumstance, effect, action or omission that, individually or in the aggregate, does or would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, properties, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole or (ii) prevent, materially impede or materially delay the completion by the Company of the Merger or the other transactions contemplated by the Merger Agreement; except that no changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions (by itself or when aggregated or taken together with any and all other changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions) resulting from, attributable to or arising out of any of the following will be considered a Material Adverse Effect:

•	general conditions of the economy in the United States or any other country or region in the world (or changes in such conditions), or conditions in the global economy generally, except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	political conditions (or changes in such conditions) in the United States or any other country or region in the world or any acts of terrorism, sabotage or war (including any escalation or general worsening of any such acts of terrorism, sabotage or war) in the United States or any other country or region in the world, except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	change in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure of the Company to meet analysts’ expectations or projections of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings, or other financial performance, or results of operations for any period, in and of itself;

•

any change in any Legal Requirement or other legal or regulatory condition (or the interpretation thereof) or GAAP or other accounting standards (or the interpretation thereof) except to the extent such change would make Parent’s anticipated debt financing in relation to the Offer and Merger (the “Financing”) illegal, or directly prohibit such Financing, and except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country, and changes in exchange rates for the currencies of any countries, except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	conditions (or changes in such conditions) generally affecting the industries in which the Company and its subsidiaries conduct business, except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, and other force majeure events in the United States or any other country or region in the world, except to the extent such conditions or changes disproportionately impact the Company and its subsidiaries in any material respect relative to other companies operating in any industry or industries in which the Company and its subsidiaries operate;

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its subsidiaries with employees, suppliers, customers, partners, vendors or any other third person;

•	the compliance by the Company with the terms of the Merger Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement;

•	any action taken or refrained from being taken to which Parent has expressly approved, consented to or requested in writing following the date of the Merger Agreement;

•	any legal proceeding commenced or threatened by any current or former stockholder of the Company (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board in connection with, arising from or otherwise relating to the Offer, the Merger or any other transaction contemplated by the Merger Agreement (including any Legal Proceeding alleging or asserting any misrepresentation or omission in any documents (including exhibits and all other information incorporated therein) filed with or furnished to the SEC); or

•	the availability or cost of equity, debt or other financing to Parent or Purchaser.

Operating Covenants. Between the date of the Merger Agreement and the earlier of the Effective Time or the valid termination of the Merger Agreement, except as required or contemplated under the Merger Agreement or to the extent Parent has otherwise agreed in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company is subject to customary operating covenants, including the obligation to, and to cause each of its subsidiaries to:

•	conduct its business and operations in the ordinary course and in substantially the same manner as previously conducted;

•	use reasonable best efforts to maintain compliance with all applicable legal requirements and the requirements of all material contracts;

•	use reasonable best efforts to preserve intact the components of its current business organization, including keeping available the services of current officers, directors, managers, employees, advisors and consultants; and

•	use reasonable best efforts to maintain relations and goodwill with their respective suppliers, distributors, manufacturers, customers and other business associates and governmental bodies.

In addition, except as required or contemplated under the Merger Agreement or to the extent Parent has otherwise agreed in writing (such consent not to be unreasonably withheld, conditioned or delayed), between the date of the Merger Agreement and the earlier of the Effective Time or the valid termination of the Merger Agreement, the Company is subject to customary restrictions, including, subject to certain exceptions, restrictions on the ability of the Company and its subsidiaries to:

•	declare, authorize, set aside or pay any dividend or make any other distribution in respect of any shares of the Company’s capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of the Company’s capital stock;

•	sell, issue, grant or authorize the issuance or grant of, or accelerate the vesting or modify the terms of, any capital stock or other security or rights related thereto;

•	split, combine or reclassify its outstanding shares of capital stock or enter into any agreement with respect to voting of any of its capital stock or any securities convertible into or exchangeable for such capital stock;

•	increase the compensation for directors, managers, officers or employees, enter into or modify certain employment or consulting agreements, promote officers or employees, or adopt, amend, or terminate employee benefit plans;

•	enter into collective bargaining or similar agreements;

•	make any widespread communications with employees of the Company and its subsidiaries, or make any commitments to any employees regarding compensation, benefits or other treatment in connection with the transactions contemplated by the Merger Agreement;

•	amend, modify or waive any provisions of its organizational documents;

•	acquire any interest in any other entity, or enter into any joint venture, partnership or similar arrangement;

•	incur any indebtedness, issue any debt securities or similar rights, or guarantee the obligations of any other person or entity, including any borrowings under the Company’s credit agreement with Silicon Valley Bank;

•	pre-pay any long-term debt or accelerate or delay any payments or the collection of payments due to the Company and its subsidiaries, except in the ordinary course of business;

•	make capital expenditures in excess of $100,000 individually or $250,000 in the aggregate, other than capital expenditures made in the ordinary course of business or otherwise consistent with the Company’s capital expenditure budget;

•	acquire, lease, license or sublicense any material right or other asset, including intellectual property rights, from any other person, other than in the ordinary course of business of the Company and its subsidiaries or solely between or among any of the Company and its subsidiaries;

•	divest, sell or otherwise dispose of, or lease, license or sublicense, or grant any covenants not to assert or sue with respect to, any material right or other material asset, including material intellectual property rights, to any other person, except sales of products and grants of non-exclusive licenses in the ordinary course of business, or solely between or among any of the Company and its subsidiaries;

•	lend money, make capital contributions to, or make investments in any person other than in the ordinary course of business or among the Company and its subsidiaries, make extensions of credit to customers except in the ordinary course of business, or make advances to directors, officers and other employees for travel and other business-related expenses except in the ordinary course of business pursuant to the Company’s policies;

•	enter into, modify, amend or terminate any material contract or waive, release, or assign any rights or claims thereunder;

•	make, change or revoke material tax elections, settle or compromise material tax liabilities, claims or assessments, change any annual tax accounting period, or change or consent to changes with respect to similar tax obligations and rights;

•	terminate any employee or independent contractor outside of the ordinary course of business, or hire any employee or independent contractor;

•	commence or settle any legal proceeding except for the settlement of any legal proceedings or other claim that is for solely monetary payments of no more than $25,000 individually and $100,000 in the aggregate;

•	change any method of accounting or accounting practice in any material respect unless required by GAAP or applicable legal requirements; or

•	agree or commit to take any of the foregoing actions.

Non-Solicitation Provisions. The Merger Agreement provides that the Company will not, and will cause its subsidiaries and their respective officers and directors not to, and the Company will not authorize or direct, and the Company will use reasonable best efforts to cause its and its subsidiaries’ respective employees, advisors, agents and representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly take any action to induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below) (including by granting any waiver under Section 203 of the DGCL) or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding the Company and its subsidiaries to any Person in connection with, or in response to, an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (except to state they are not permitted to engage in such discussions or negotiations pursuant to the terms of the Merger Agreement); (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal; (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction or modify or amend any provision in any contract in connection with any Acquisition Proposal (other than entry into an Acceptable Confidentiality Agreement); or (vi) release or permit the release, during the period from the date of the Merger Agreement until the earlier of the Effective Time or the valid termination of the Merger Agreement, of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill”, or similar provision of any agreement to which any of the Company or its subsidiaries is a party (collectively, the “Non-Solicitation Restrictions”). In addition, the Merger Agreement requires the Company to cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal, and to request the prompt return or destruction of any confidential information previously furnished or provided to any Person who executed a non-disclosure or confidentiality agreement with the Company in connection with such Person’s consideration of a possible Acquisition Proposal.

As used in the Merger Agreement, an “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent or Purchaser) relating to, or that could reasonably be expected to lead to, any Acquisition Transaction. An “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving (a) any merger, consolidation, business combination or similar transaction or series of transactions involving the Company or its subsidiaries (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than stockholders of the Company (as a group) immediately prior to the completion of such transaction, would hold Shares representing more than 15% of the outstanding Shares after giving effect to the completion of such transaction or (ii) as a result of which the stockholders of the Company (as a group) immediately prior to the completion of such transaction would hold Shares representing less than eighty 85% of the outstanding Shares after giving effect to the completion of such transaction; (b) any direct or indirect sale, license, lease, transfer, exchange or other disposition, in any transaction or series of transactions of any business or tangible or intangible assets representing 15% or more of the consolidated assets of the Company and its subsidiaries (or assets that account for 15% of the Company’s and its subsidiaries’ consolidated income or revenue), taken as a whole; (c) any direct or indirect issuance, sale, or other disposition, in any transaction or series of transactions, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the outstanding shares of capital stock or voting power of any of the Company or its subsidiaries; or (d) any tender offer or exchange offer, in any transaction or series of transactions, that if completed would result in or would reasonably be expected to result in any Person or group beneficially owning 15% or more of the outstanding Shares or voting power of the Company or in which any Person or group will acquire the right to acquire beneficial ownership of 15% or more of the outstanding Shares or voting power of the Company.

If the Company receives a bona fide Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Company or its subsidiaries in connection with an Acquisition Proposal, the Merger Agreement requires the Company to promptly (and in no event later than the later of (A) 24 hours after receipt thereof and (B) noon of the next Business Day after receipt thereof) advise Parent orally and in writing of such Acquisition Proposal or inquiry and the details thereof. After providing such notice, the Merger Agreement requires the Company to promptly (and in any event within the later to occur of (A) 24 hours and (B) noon of the next Business Day) keep Parent informed orally or in writing of any material change in the status, terms and pertinent details of any such Acquisition Proposal or inquiry (including by providing prompt notice of all material amendments or proposed material amendments thereto) and to promptly provide to Parent an unredacted copy of all written materials subsequently provided in connection with such Acquisition Proposal or inquiry.

Despite the Non-Solicitation Restrictions, the Merger Agreement provides that the Company may engage in any such discussions or negotiations and provide any such information in response to a bona-fide written Acquisition Proposal that is submitted after the date of the Merger Agreement if (i) such Acquisition Proposal was not solicited in breach of the Non-Solicitation Restrictions, (ii) the Company Board concludes in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that (A) such bona-fide written Acquisition Proposal constitutes a Superior Offer or would reasonably be expected to lead to a Superior Offer and (B) the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements, (iii) concurrently with furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company stating the identity of such Person and the Company’s intention to furnish information to, or enter into discussions with, such Person, (iv) prior to furnishing such information, the Company receives from such Person an executed confidentiality agreement in a customary form that is no less restrictive to the other party than the confidentiality agreement between the Company and Parent dated March 27, 2017, as amended, is to Parent, provided that such confidentiality agreement need not contain any “standstill” provision (each, an “Acceptable Confidentiality Agreement”), and (v) the Company concurrently furnishes all such information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or Parent’s representatives).

As used in the Merger Agreement, a “Superior Offer” means a bona fide written Acquisition Proposal made by a third party after the date of the Merger Agreement and not solicited in breach of the Non-Solicitation Restrictions, that the Company Board determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed, taking into account all factors deemed relevant, and for which financing, if a cash transaction, is not a condition to the completion of the purchase transaction and is reasonably determined to be available, by the Company Board; provided, however, that for purposes of the definition of “Superior Offer” each reference to “15%” in the definition of “Acquisition Transaction” will be deemed to be a reference to “50%.”

In addition to the above restrictions, pursuant to the Merger Agreement, none of the Company, the Company Board or any committee thereof may, except as described above and below, (i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or resolve, determine or propose to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in each case in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal (any action described in clause (i) or (ii) being referred to as an “Adverse Change Recommendation”), (iii) subject to the Non-Solicitation Restrictions, fail to publicly recommend against any Acquisition Proposal, or fail to publicly reaffirm the Company Board Recommendation, within the later of four Business Days after receipt of written request by Parent or 10 Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, or (iv) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable), or allow any of the Company or its subsidiaries to execute or enter into, any contract (other than an Acceptable Confidentiality Agreement) constituting or related to, or that is intended to or would be reasonably likely to lead to, an Acquisition Transaction, or requiring or reasonably likely to cause the Company to abandon, terminate, delay or fail to complete, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (any such contract, an “Alternative Acquisition Agreement”), except as expressly permitted by the Merger Agreement.

The Merger Agreement, however, does permit the Company Board to make an Adverse Change Recommendation in response to an Acquisition Proposal, or terminate the Merger Agreement to cause the Company to enter into a Specified Agreement (defined below) concerning a Superior Offer, or both, if:

•	in the event of a Superior Offer, such Superior Offer did not result from a breach of the Non-Solicitation Restrictions;

•	the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor of nationally recognized reputation, that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a binding written definitive acquisition contract providing for the completion of a transaction constituting a Superior Offer (a “Specified Agreement”) would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements;

•	Parent will have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement at least four Business Days prior to making any Adverse Change Recommendation or terminating the Merger Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”); and

•	the Company will have complied with the following conditions (i) through (v):

(i) prior to giving effect to clauses (ii) through (v), the Company Board will have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Offer;

(ii) the Company will have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and unredacted copies of all material documents relating to such Acquisition Proposal;

(iii) the Company will have given Parent the four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals and will, if requested by Parent, have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) during the four Business Day period provided in this clause (iii) with respect to such proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer;

(iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board will have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements; and

(v) if the Company intends to terminate the Merger Agreement to enter into a Specified Agreement, the Company will have complied with the requirements under the Merger Agreement to terminate the Merger Agreement including providing written notice of termination to Parent and paying the Termination Fee (defined below).

If a Superior Offer is materially amended, the Company is required to again provide a notice of Superior Offer, negotiate with Parent and Purchaser in good faith, and make an Adverse Change Recommendation, each as described above, but with the negotiation period reduced to two business days.

The Merger Agreement also permits the Company Board to make an Adverse Change Recommendation that is not related to an Acquisition Proposal if:

•	there exists any positive material development or event, or positive material change in circumstances, that materially affects the financial condition of the Company and its subsidiaries, or their business and operations, taken as a whole, that (a) was not known or reasonably foreseeable (or the consequences of which were not known or reasonably foreseeable) by the Company Board as of or prior to the date of the Merger Agreement, (b) occurs or arises after the date of the Merger Agreement, and (c) did not result from a breach by the Company or its subsidiaries of any representations, warranties, covenants or other agreements in the Merger Agreement (any such positive material development or change being referred to as an “Intervening Event”); provided that (i) in no event will any change in the market price, trading volume or ratings of any securities or indebtedness of any of the Company or its subsidiaries constitute an Intervening Event, provided that the underlying causes of any such change may be considered in determining whether an Intervening Event has occurred, and (ii) in no event will the receipt, existence of or terms of any Acquisition Proposal or any matter relating thereto or direct consequence thereof constitute an Intervening Event;

•	the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements;

•	Parent will have received from the Company a Change of Recommendation Notice at least four Business Days prior to making any Adverse Change Recommendation, describing the Intervening Event in reasonable detail;

•	during such four Business Day period, the Company will have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) with respect to any proposed revisions to the Merger Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and

•	after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board will have determined in good faith that the failure to make the Adverse Change Recommendation would be likely to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements.

If there is any material change to the facts and circumstances relating to an Intervening Event, such change will require a new Change of Recommendation Notice and the Company will be required to comply again with the above provisions with respect to an Adverse Change Recommendation in connection with the Intervening Event.

Nothing contained in the procedures described above will prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or making any disclosure to the Company’s stockholders that the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make sure disclosure would be reasonably likely to constitute a breach of its fiduciary duties under applicable law; provided that, in either case, any such disclosure does not contain a Change of Recommendation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the completion of the Offer, the Company, Parent and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Hart-Scott-Rodino (HSR) and Other Approvals and Filings. Pursuant to the Merger Agreement, the Company and Parent agree to cooperate with each other and to use (and to cause their respective subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and legal requirements to complete and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including: (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental body or other Person in connection with the completion of the transactions contemplated by the Merger Agreement; (ii) promptly, but in no event later than the date that is 10 Business Days after the date of the Merger Agreement, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer and the Merger and the other transactions contemplated by the Merger Agreement; and (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by any governmental body in connection with the transactions contemplated by the Merger Agreement as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period. If any action, dispute, claim, suit, litigation, arbitration, proceeding, hearing, inquiry, audit, examination or investigation by or involving any court or other governmental body or arbitrator is made or commenced with respect to the transactions contemplated by the Merger Agreement, Parent and Purchaser are required to provide notice to the other party of such action and to cooperate in exchanging information with respect thereto. In addition, to the extent necessary to obtain clearance pursuant to the HSR Act or other legal requirement applicable to the transactions contemplated by the Merger Agreement, Parent and its affiliates (including Purchaser) are required to (A) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise restrictions on the activities of Parent and Purchaser (and their respective affiliates, if applicable), on the one hand, and the Company and its subsidiaries, on the other hand; and (B) contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the completion of the Merger (any such action in (A) or (B), an “Antitrust Required Action”), in each case unless taking such Antitrust Required Action would reasonably be expected to either (x) materially and adversely affect Parent taken together with its subsidiaries (excluding for the avoidance of doubt the Company and its subsidiaries) or (y) materially and adversely affect the benefits to be obtained by virtue of the transactions contemplated by the Merger Agreement, provided, that nothing contained in the Merger Agreement will require the sale, divestiture, license or other disposition of any or all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Purchaser (and their respective affiliates, if applicable), on the one hand, and the Company and its subsidiaries, on the other hand, and provided further, that for purposes of the foregoing obligation with respect to Antitrust Required Action, the terms “materially” and “adversely” will not be governed by the definition of “Material Adverse Effect” contained elsewhere in the Merger Agreement.

Employment and Employee Benefits. For all employees of the Company and its subsidiaries who continue employment with Parent, the Surviving Corporation or any of its subsidiaries after the Effective Time (“Continuing Employees”), Parent agrees to, and will cause the Surviving Corporation and its subsidiaries to, for a period of six months following the Effective Time, maintain or provide for the benefit of each Continuing Employee compensation and benefit plans and arrangements (other than the opportunity to participate in equity-based benefits and individual employment agreements) that are, at Parent’s discretion, either (i) at levels that are no less favorable, in the aggregate, than those in effect for such Continuing Employee at the Company or its subsidiary on the date of the Merger Agreement, or (ii) at levels that are no less favorable, in the aggregate, than those provided to similarly situated employees of Parent. Such compensation and benefit plans and arrangements will be maintained, at Parent’s discretion, by either (A) the Surviving Corporation or any of its subsidiaries, (B) Parent or any of its ERISA affiliates, or (C) a combination of (A) and (B). Notwithstanding these obligations, Parent is not required by the Merger Agreement to continue any specific employee benefit plans or retain any specific employees of the Company following the Effective Time, and the Merger Agreement does not operate to amend any employee plan of the Company or its subsidiaries or create any third-party beneficiary rights in favor of any employee of the Company or its subsidiaries or any other person with respect to employment or benefits following the Effective Time.

Parent also agrees under the Merger Agreement to cause to be granted to each Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility and vesting in the benefit and compensation arrangements to be provided by Parent or Surviving Corporation pursuant to the Merger Agreement. In addition, the Surviving Corporation will use commercially reasonable efforts to ensure that each Continuing Employee will be immediately eligible to participate, without any waiting period, in the compensation and benefit arrangements to be provided by Parent or Surviving Corporation pursuant to the Merger Agreement. For purposes of each benefit plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, the Surviving Corporation will use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such benefit plan to be waived for such Continuing Employee and his or her covered dependents. The Surviving Corporation will further use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the old benefit plans ending on the date that such Continuing Employee’s participation in the corresponding new benefit plan begins to be given full credit pursuant to such new benefit plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new benefit plan provided by Parent or Surviving Corporation pursuant to the Merger Agreement. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time.

Under the Merger Agreement, Parent also agrees to cause the Surviving Corporation to comply with employment contracts that were in effect as of the Effective Time for employees of the Company and its subsidiaries that become Continuing Employees.

The Merger Agreement requires the Company to, and to cause each of its subsidiaries to, prior to the Closing Date, (i) terminate each employee plan that is intended to constitute a 401(k) plan of any of the Company and its subsidiaries (each, a “Company 401(k) Plan”) effective no later than the day immediately preceding the

Closing Date, (ii) adopt any and all amendments to each Company 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Internal Revenue Code of 1986, as amended, and (iii) take such other actions in connection with the termination of any Company 401(k) Plan as Parent may reasonably request, unless Parent notifies the Company in writing at least five days prior to the Closing Date that termination of the Company 401(k) Plan is not necessary. With respect to the Company Stock Options and the Company Restricted Stock Unit Awards, the Company and the Company Board, or any applicable committee thereof, will take all actions necessary or required under the applicable documents evidencing each the Company Stock Option and the Company Restricted Stock Unit Award, the Company 2014 Incentive Award Plan, as amended, and legal requirements, to cause the treatment of the Company Stock Options and the Company Restricted Stock Unit Awards to vest, be canceled, or both as set forth in the Merger Agreement, including any acceleration of vesting necessary or required under applicable legal requirements, or requested by Parent, with respect to any the Company Stock Option or the Company Restricted Stock Unit Award subject to the legal requirements of any jurisdiction outside the United States. The Company and the Company Board, or any applicable committee thereof, will also take all actions necessary or required under the applicable plan and legal requirements to cause, as of the Effective Time, the termination of the Company’s 2014 Employee Stock Purchase Plan.

Insurance and Indemnification. The Merger Agreement provides that the Surviving Corporation will (and if the Surviving Corporation for any reason cannot, Parent will) (i) indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of any of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, settlements, damages or liabilities in connection with actions or omissions occurring or alleged to have occurred at or prior to the Effective Time and advance expenses with respect thereto, and (ii) honor and maintain in effect for a period of six years from the Effective Time (A) all rights to advancement of expenses and indemnification of each Indemnified Party, in each case as provided, as applicable, in the certificates of incorporation and bylaws (or comparable organizational documents) of the Company and its subsidiaries, and (B) all rights to advancement of expenses and indemnification in any indemnification agreements between the Company and its subsidiaries and any Indemnified Party entered into prior to the date of the Merger Agreement and a copy of which was provided to Parent. The Merger Agreement requires the organizational documents of the Surviving Corporation to contain the provisions with respect to indemnification and advancement of expenses set forth in the Company’s organizational documents on the date of the Merger Agreement, and that any indemnification agreements between the Company and any Indemnified Party will survive the Merger and continue in full force and effect in accordance with their terms, and requires that such provisions and agreements will not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Legal Requirements or approved in writing by the applicable Indemnified Party.

Further, the Merger Agreement provides that through the sixth anniversary of the Effective Time, Parent will cause to be maintained in effect, for the benefit of the Indemnified Parties and any other employees, agents or other individuals covered by such insurance policies prior to the Effective Time with respect to matters occurring or alleged to have occurred at or prior to the Effective Time, the level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s and its subsidiaries’ directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement, except that Parent will not be required to expend in any one year more than 250% of the annual premium payable by the Company with respect to the Company’s current policy. Prior to the Effective Time, in lieu of providing such coverage, the Company has the right to obtain a prepaid “tail” policy providing directors’ and officers’ liability insurance through the sixth anniversary of the Effective Time.

Financing Assistance. Pursuant to the Merger Agreement, the Company agrees that, upon request of Parent or Purchaser, the Company will provide reasonable cooperation and assistance to Parent and Purchaser in connection with the arrangement of the Financing as may be reasonably requested by Parent or Purchaser and that is necessary, customary or advisable in connection with Parent’s and Purchaser’s efforts to obtain the

Financing. This cooperation includes (i) participating in a reasonable number of meetings with the Financing Sources and any other prospective lenders and purchasers of the Financing, and due diligence sessions, in each case in connection with all or any portion of the Financing; (ii) assisting Parent and Purchaser and their Financing Sources in the preparation of customary presentations, offering documents, bank information memoranda, financial information as reasonably requested by Parent to prepare business projections of the Surviving Corporation, lender and investor presentations, prospectuses and other similar customary materials to the extent such information is of the type and form customarily included in bank information memoranda; (iii) cooperating reasonably with the Financing Sources’ customary due diligence; (iv) assisting Parent with the preparation of any guarantee, pledge and security documents reasonably requested by Parent or the Financing Sources and otherwise reasonably facilitating the provisions of guarantees, pledging of collateral and granting of security interests (it being understood that such documents will not take effect until the Closing); (v) requesting its independent accountants to provide reasonable assistance to Parent and Purchaser consistent with their customary practice; (vi) cooperating reasonably in connection with the pay-off of existing indebtedness and the release of related encumbrances, and Parent’s and Purchaser’s efforts to effect the replacement or backing of any outstanding letter of credit maintained or provided by the Company at and effective as of the Closing; (vii) at least five Business Days prior to the Closing, providing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, that has been requested in writing at least 10 Business Days prior to the Closing; and (viii) cooperating reasonably with Parent to cause the Company’s subsidiary DMIH Limited to transfer up to Fifteen Million Dollars ($15,000,000) to the Company as of the Closing Date in a manner that minimizes the incurrence of any applicable taxes and the utilization of tax assets or attributes in accordance with applicable legal requirements. Notwithstanding the foregoing, nothing in the Merger Agreement will require the Company or its subsidiaries to (A) waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time, (B) enter into any definitive agreement that will be effective prior to the Effective Time, (C) give any indemnities that are effective prior to the Effective Time, or (D) provide any information the disclosure of which is prohibited or restricted under applicable law, is legally privileged or would result in a violation or breach of, or default under, any agreement to which the Company or any of its subsidiaries is a party. In addition, (1) no action, liability or obligation of the Company or any of its subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and none of the Company or its subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (2) any bank information memoranda or offering prospectuses or memoranda required in relation to the Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as an obligor. Notwithstanding any other provision of the Merger Agreement, nothing therein will require (A) any officer or representative of the Company to execute or deliver any Definitive Debt Documents or any other related documents, certificates or opinions in connection with the Financing, (B) any officer or representative of any of the Company’s Subsidiaries to execute or deliver any Definitive Debt Documents or any other related documents, certificates or opinions in connection with the Financing, or take any other action in connection with the Financing that could reasonably be expected to result in personal liability to such officer or representative, (C) the members of the Company Board as of the date of the Merger Agreement to approve the Financing or any alternative financing or Definitive Debt Documents related thereto, or (D) any of the Company or its subsidiaries to take any actions that become effective prior to the Effective Time with respect to their respective cash or other investment assets, including the deposit of cash with the Paying Agent (or any actions necessary to fund such deposit), if such actions would result in any material taxes or losses attributable to the utilization by any of the Company or its subsidiaries of any tax assets or attributes (provided that the restriction set forth in this clause (D) will not apply to the extent Parent agrees to indemnify the Company and its subsidiaries in full for such taxes and losses in the event that the Closing Date does not occur).

Parent Financing Efforts. Pursuant to the Merger Agreement, Parent agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete and obtain the Financing on the terms and conditions described in the Commitment Letter and related fee letter (together, the “Financing Letters”), including using reasonable best efforts to (i) maintain in effect the Financing Letters and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Financing Letters (the “Definitive Debt Documents”), (ii) comply with its obligations under the Financing Letters and the Definitive Debt Documents, (iii) negotiate, execute and deliver the Definitive Debt Documents on terms and conditions contemplated by the Financing Letters, (iv) satisfy on a timely basis all conditions to funding that are applicable to Parent and Purchaser in the Financing Letters and Definitive Debt Documents, (v) complete the Financing contemplated by the Financing Letters and Definitive Debt Documents and (vi) enforce its rights under the Financing Letters and Definitive Debt Documents in the event of a breach by the Financing Sources that impedes, prevents or unreasonably delays the Closing. Purchaser will not agree to any amendment or modification of the Financing Letters after the date of the Merger Agreement that would reasonably be expected to impede, prevent, unreasonably delay or otherwise adversely affect Purchaser’s ability to perform its obligations under the Merger Agreement or to enforce its rights against the other parties to the Financing or the Definitive Debt Documents. If all conditions to the Financing have been satisfied, Parent will use its reasonable best efforts to cause the Financing Sources to fund such Financing in order to close the Merger. If any portion of the Financing becomes unavailable on the terms and conditions of the Financing Letters, Parent will use its reasonable best efforts to obtain alternative financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent, Purchaser and the Surviving Corporation than those set forth in the Financing Letters and in an amount that is adequate (taking into account all other financial resources of Parent and Purchaser, including cash on hand and marketable securities of Parent, Purchaser, the Company and their respective Subsidiaries on the Closing Date) to fund the Required Amount.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the closing date of the Merger of the following conditions:

•	No temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Merger will have been issued by any governmental body of competent jurisdiction and remain in effect, and there will not be any legal requirement enacted or deemed applicable to the Merger that makes completion of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, and the Offer and the Merger may be abandoned:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company by written notice to the other if a court of competent jurisdiction or other governmental body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making completion of the Offer or the Merger illegal;

•

by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, (i) the Company, the Company Board or any committee thereof has made an Adverse Change Recommendation, (ii) the Company has entered into any definitive agreement or any binding agreement in principle, letter of intent, term sheet, option contract or similar contract with any third party that contemplates or requires an Acquisition Transaction (in each case other than an Acceptable Confidentiality Agreement), (iii) the Company Board fails to publicly reaffirm the Company Board Recommendation within the earlier of three Business Days prior to the then-scheduled Expiration Date or 10 Business Days after receipt of a written request by Parent to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer (provided that, if any such request is made by Parent within three Business Days of the then-scheduled Expiration Date, as promptly as practicable), or (iv) within 10 Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, the Company fails to file a Schedule 14D-9 disclosing that the Company recommends rejection of such tender offer or exchange offer;

•	by either Parent or the Company by written notice to the other if the Offer Acceptance Time has not occurred on or prior to the close of business on December 10, 2017 (the “End Date”); provided, however, that such provision will not permit any party to terminate the Merger Agreement if a breach by such party of any provision of the Merger Agreement will have proximately caused the failure of the Offer Acceptance Time to have so occurred;

•	by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, to accept a Superior Offer and enter into the Specified Agreement relating to such Superior Offer, if (i) such Superior Offer has not been solicited in breach of the Non-Solicitation Restrictions, (ii) the Company Board, in accordance with the Merger Agreement, will have authorized the Company to enter into the Specified Agreement, and (iii) the Company will have paid the Termination Fee (defined below) and entered into the Specified Agreement substantially concurrently with the termination of the Merger Agreement pursuant to the Merger Agreement’s terms;

•	by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if a breach of any representations or warranties or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company will have occurred that would cause a failure of the Offer conditions to be satisfied; provided, however, that if such a breach by its nature is curable and can be cured by the Company within the earlier of the End Date and 30 days of the date Parent gives the Company notice of such breach and the Company is continuing to use reasonable best efforts to cure such breach, then Parent may not terminate the Merger Agreement on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such 30-day period; or

•	by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach of any representations or warranties has had or would reasonably be expected to have a material and adverse effect on Parent’s or Purchaser’s ability to complete the transactions contemplated by the Merger Agreement or a failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent will have occurred; provided, however, that if such a breach is by its nature curable and can be cured by Parent within the earlier of the End Date and 30 days of the date the Company gives Parent notice of such breach and Parent is continuing to use reasonable best efforts to cure such breach, then the Company may not terminate the Merger Agreement on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such 30-day period.

Effect of Termination. In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will be of no further force or effect, provided that (i) certain provisions including, among others, Parent’s obligation to indemnify the Company and its subsidiaries and their representatives in connection with the Financing, the provisions relating to the effect of termination of the Merger Agreement, and the termination fees described below will survive the termination of the Merger Agreement and will remain in full force and effect; (b) the Confidentiality Agreement will survive the termination of the Merger Agreement and will remain in full force and effect; and (c) the termination of the Merger Agreement will not relieve any party from any liability for any willful and intentional breach prior to the date of termination.

Termination Fees. The Merger Agreement contemplates that a termination fee of $7,700,000 (the “Termination Fee”) will be payable by the Company to Parent in the event that the Merger Agreement is terminated under the following circumstances:

•	(i) the Merger Agreement is terminated by Parent or the Company at any time after the End Date if the Offer Acceptance Time has not occurred, (ii) after the date of the Merger Agreement and prior to the time of the termination of the Merger Agreement an Acquisition Proposal will have been publicly made, commenced or submitted or announced and not withdrawn at least five Business Days prior to such termination, and (iii) the Company completes or signs a definitive agreement with respect to such Acquisition Transaction within 12 months after such termination;

•	Parent terminates the Merger Agreement at any time prior to the Offer Acceptance Time if (i) the Company, the Company Board or any committee thereof has made an Adverse Change Recommendation, (ii) the Company has entered into any definitive agreement or any binding agreement in principle, letter of intent, term sheet, option contract or similar contract with any third party that contemplates or requires an Acquisition Transaction (in each case other than an Acceptable Confidentiality Agreement), (iii) the Company Board fails to publicly reaffirm the Company Board Recommendation within the earlier of three Business Days prior to the then-scheduled Expiration Date or 10 Business Days after receipt of a written request by Parent to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer, or (iv) within 10 Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, the Company fails to file a Schedule 14D-9 disclosing that the Company recommends rejection of such tender offer or exchange offer; or

•	the Company terminates the Merger Agreement in order to accept a Superior Offer and to enter into a Specified Agreement relating to such Superior Offer in accordance with the terms of the Merger Agreement.

For purposes of the above termination rights resulting in the obligation to pay the Termination Fee, all references to “15%” or to “85%” in the definition of Acquisition Transaction will be deemed to be references to “50%.” The Merger Agreement provides that the Termination Fee is not a penalty but instead is liquidated damages. In addition, while Parent may pursue both specific performance and the payment of the Termination Fee, Parent is not entitled to receive both a grant of specific performance and the Termination Fee. If Parent or Purchaser breaches the Merger Agreement, the Company may (i) obtain an injunction, specific performance or other equitable relief in accordance with the terms and conditions of the Merger Agreement or (ii) terminate the Merger Agreement and seek money damages from Parent if Parent or Purchaser willfully and intentionally breaches the Merger Agreement.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all of the issued and outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is completed, Purchaser intends to complete the Merger as promptly as practicable thereafter.

If you tender your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is completed, you also will no longer have an equity interest in the Company. Similarly, after tendering your Shares in the Offer or exchanging your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Approval. Under the DGCL, the approval of the Company Board of Directors is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board of

Directors, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of the Merger Agreement, or the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If the Offer is completed, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following completion of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we complete the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If we are prohibited from effecting the Merger in accordance with Section 251(h) of the DGCL, we reserve the right to effect the Merger in another manner that complies with the requirements of the DGCL.

Plans for the Company. The Merger Agreement provides that, following the completion of the Offer and subject to the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company and the Company will become a wholly owned subsidiary of Parent. Parent currently intends to maintain the Company as an indirect wholly owned subsidiary of Parent. The Merger Agreement also provides that, at the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated in their entirety to conform to the certificate of incorporation and bylaws of Purchaser in effect immediately prior to the effective time of the Merger. In addition, the Merger Agreement provides that the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation. See Section 11 — “The Merger Agreement.” Once the Merger occurs, actions will be taken so that the Company ceases to be a publicly traded company.

Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and the Merger and will take such actions as they deem appropriate under the applicable circumstances. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Plans may change based on further analysis including changes in Parent’s and the Company’s businesses, asset make-up, corporate structures, charters, bylaws, capitalization, board of directors, management, officers, third-party relationships, or indebtedness, although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no specific plans with respect to any such matters.

Except as described in this Offer to Purchase, we do not have any present plans or proposals that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or purchase, sale or transfer of a material amount of assets, involving the Company or (ii) any material change in the Company’s dividend rate or policy, indebtedness, or capitalization.

13.	Certain Effects of the Offer.

It is expected that the Merger will be completed pursuant to Section 251(h) of the DGCL promptly after the completion of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held directly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on NASDAQ. According to the published guidelines of NASDAQ, the Shares may no longer be eligible for listing on NASDAQ if, among other possible grounds, the number of publicly held Shares, the number of record holders, the aggregate market value or the bid price for the Shares no longer meets the requirements for continued listing.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent and Purchaser currently intend to seek to cause the delisting of the Shares from NASDAQ and termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for delisting and termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Parent, the Company will not declare, authorize, set aside or pay any dividend in respect of the Company’s capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of the Company’s capital stock, other than (i) dividends or distributions between or among any of the Company and its subsidiaries, (ii) acquisitions of shares by the Company in connection with the surrender by the Company option holders in order to pay the exercise price in connection with such options, (iii) the withholding of shares to satisfy tax obligations with respect to awards under the Company Equity Plan, and (iv) the acquisition by the Company of options, restricted stock units or other the Company stock-based awards in connection with the forfeiture of such awards. We do not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Company’s capital stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following the date of the Merger Agreement.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be obligated to accept for payment and, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, will not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, and not theretofore accepted for payment or paid for, if:

(1)	There will not have been validly tendered (and not validly withdrawn) immediately prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its subsidiaries (if any), would represent at least a majority of the Shares outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), excluding as Shares for the purposes of this condition any Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date (the “Minimum Condition”);

(2)	Immediately prior to the expiration of the Offer, any of the following conditions will not have been satisfied (or, to the extent permitted under the Merger Agreement and applicable legal requirements, waived):

(a)

The representations and warranties of the Company (i) set forth in Section 3.7(b) (Material Adverse Effect) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date, (ii) set forth in the first sentence of Section 3.3(a), the first three sentences of Section 3.3(c), all of Section 3.3(e) and all of Section 3.3(f) (Capitalization) of the Merger Agreement will have been accurate in all respects as of the date of the Merger Agreement and will be accurate in all respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), provided that such representations and warranties referenced in this clause (ii) will be deemed accurate in all respects unless the failure to be so true and accurate would reasonably be expected to result in additional cost, expense or liability to Parent, Purchaser or any of the Company and its subsidiaries, or additional amounts payable by Parent or Purchaser hereunder, of more than $200,000 in the aggregate, (iii) set forth in Section 3.3 (other than the sections specifically identified in clause (i) of this subpart (a)), Section 3.4 (Authority), Section 3.22 (Inapplicability of Takeover Laws), Section 3.24 (Fairness Opinion) and Section 3.25 (Brokers and Finders) of the Merger Agreement will have been accurate in all material respects as of the date of the Merger Agreement and will be accurate in all material respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) set forth in the Merger Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (a), will have been accurate (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Agreement and will be accurate (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b)	The Company will have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

(c)	Parent will have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions in clauses (a) and (b) above have been satisfied;

(d)	Since the date of the Merger Agreement, there will not have occurred a Material Adverse Effect;

(e)	The waiting period applicable to the Offer under the HSR Act will have expired or been terminated;

(f)	(i) On behalf of the Company and each of its subsidiaries that owns or otherwise holds a top-level domain, the Company will have provided advance notice of the Transactions to ICANN and the related “Change of Control” pursuant to Section 7.5 of the applicable Registry Agreements, and (ii) with respect to the Company and each such subsidiary, either (A) the Company will have received notice of ICANN’s express consent to the Transactions pursuant to Section 7.5 of the applicable Registry Agreements, or (B) the time periods specified in Section 7.5(d) of the applicable Registry Agreements will have elapsed and ICANN will not have expressly denied or expressly withheld its consent to the Transactions;

(g)	There will not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Offer or the Merger nor will any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the completion of the Offer or the Merger or the Financing;

(h)	There will not be pending any Legal Proceeding by a governmental body having authority over Parent, Purchaser or any of the Company and its subsidiaries (1) challenging or seeking to restrain or prohibit the completion of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its affiliates ownership or operation of the business or assets of the Company and its subsidiaries, or of Parent or affiliates, or to compel Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Companies or of Parent or its affiliates or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of the Shares, in each case that would constitute an Antitrust Restraint; and

(i)	The Merger Agreement will not have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be completed until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Parent, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 21, 2017. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 6, 2017, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Parent, the Company, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that completion of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to complete the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Other Foreign Laws. Certain of Parent’s and the Company’s subsidiaries conduct business in foreign countries where regulatory filings or approvals may be required or desirable in connection with the completion of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Parent, Purchaser, and the Company are incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board of Directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or completing the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is completed, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the consideration per Share to be paid in the Merger.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days after the effective date of the merger, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights, that the merger has been approved and that appraisal rights are available for any or all shares of such class or series of stock. Such notice musts include a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes formal notice of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise appraisal rights or who desires to preserve his, her or its right to do so, should carefully review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9. Failure to timely and properly comply with the specified procedures may result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL, which is included as Annex II to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares; instead, upon the terms and conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent, Depositary and Paying Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company’s Schedule 14D-9 is being filed with the SEC, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

DTS Sub Inc.

June 27, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer (as well as of their affiliates relating to Share holdings) is Donuts Inc., 10500 NE 8th St, Suite 1450, Bellevue, WA 98004; (424) 262-4238. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Bruce Jaffe President and Chief Executive Officer, Director	Since January 2017, Mr. Jaffe has served as President and Chief Executive Officer of Donuts. Since January 2016, he has also served as a Director of Donuts, including Executive Chairman from October 2016 to December 2016. Since January 2012, Mr. Jaffe has done consulting work focused on early stage and growth technology companies through Three Point Group, LLC, where he is President and Chief Executive Officer. Mr. Jaffe also serves or has served on various boards of directors, including serving on the board of RealNetworks, Inc. (a publicly traded internet digital media company) in Seattle, WA since December 2015.

David Rostov Chief Financial Officer	Since March 2016, Mr. Rostov has served as Chief Financial Officer of Donuts. From March 2013 to December 2015, Mr. Rostov served as Chief Financial Officer of Avalara, Inc. (a tax automation software company) in Seattle, WA. From 2006 to January 2013, Mr. Rostov served as Managing Partner of Lighthouse eDiscovery (a SaaS eDiscovery company) in Seattle, WA.

Chris Cowherd Chief Technology Officer	Since December 2012, Mr. Cowherd has served as Chief Technology Officer of Donuts. From June 2006 to December 2012, Mr. Cowherd served as Vice President, Research & Development, at Demand Media, Inc. (a media services company) in Kirkland, WA.

John Pollard Chief Revenue Officer	Since November 2016, Mr. Pollard has served as Chief Revenue Officer of Donuts. From March 2016 to June 2016, Mr. Pollard served as CEO-in-Residence of Madrona Venture Labs (a startup incubator operated by Madrona Venture Group, a venture capital firm) in Seattle, WA. From June 2015 to November 2015, he served as Director, Customer Reviews, at Amazon.com, Inc. (an e-commerce company) in Seattle, WA. From February 2013 to January 2015, he served as Chief Executive Officer of Elemental Foundry, Inc. (a mobile applications developer) in Seattle, WA. From June 2009 to January 2013, Mr. Pollard served as Vice President, Voice to Text Services, at Nuance Communications, Inc. (a speech recognition software company) in Burlington, MA.

Jonathon Nevett Co-Founder and Executive Vice President	Since April 2011, Mr. Nevett has served as Co-Founder and Executive Vice President of Donuts. Since April 2011, Mr. Nevett has also served as a Director of Donuts.

Name and Position	Present Principal Occupation or Employment and Employment History
Paul Stahura Co-Founder and Executive Chairman	Since January 2017, Mr. Stahura has served as Executive Chairman of the Donuts Board. From December 2010 to December 2016, Mr. Stahura served as Chief Executive Officer of Donuts, and was also a Director of Donuts. Mr. Stahura is a Co-Founder of Donuts.

Mark Denino Director	Since May 2017, Mr. Denino has served as a Director of Donuts. Since 1994, Mr. Denino has served as Managing Director of TL Ventures (a venture capital firm) in Wayne, PA.

Brian Jacobs Director	Since November 2011, Mr. Jacobs has served as a Director of Donuts. Since January 2003, Mr. Jacobs has served as a General Partner of Emergence Capital Partners (a venture capital firm) in San Mateo, CA.

Chris Pacitti Director	Since May 2011, Mr. Pacitti has served as a Director of Donuts. Since 1999, Mr. Pacitti has served as a General Partner of Austin Ventures (a venture capital firm) in Austin, TX.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director and executive officer is DTS Sub Inc., 10500 NE 8th St Suite 1450, Bellevue, WA 98004; (424) 262-4238. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Bruce Jaffe President, Director	Mr. Jaffe was elected President and Director in June 2017. Since January 2017, Mr. Jaffe has served as President and Chief Executive Officer of Donuts. Since January 2016, he has also served as a Director of Donuts, including Executive Chairman from October 2016 to December 2016. Since January 2012, Mr. Jaffe has done consulting work focused on early stage and growth technology companies through Three Point Group, LLC, where he is President and Chief Executive Officer. Mr. Jaffe also serves or has served on various boards of directors, including serving on the board of RealNetworks, Inc. (a publicly traded internet digital media company) in Seattle, WA since December 2015.

David Rostov Treasurer and Vice President	Mr. Rostov was elected Treasurer and Vice President in June 2017. Since March 2016, Mr. Rostov has served as Chief Financial Officer of Donuts. From March 2013 to December 2015, Mr. Rostov served as Chief Financial Officer of Avalara, Inc. (a tax automation software company) in Seattle, WA. From 2006 to January 2013, Mr. Rostov served as Managing Partner of Lighthouse eDiscovery (a SaaS eDiscovery company) in Seattle, WA.

Alvaro Alvarez Secretary and Vice President	Mr. Alvarez was elected Secretary and Vice President in June 2017. Since December 2015, Mr. Alvarez has served as Senior Vice President, General Counsel and Secretary of Donuts. From May 2012 to November 2015, Mr. Alvarez served as Vice President and General Counsel of Donuts. From 2003 to May 2012, Mr. Alvarez was an associate at Perkins Coie LLP in Seattle, WA.

3.	BENEFICIAL OWNERSHIP IN SHARES

Paul Stahura, Executive Chairman and Co-Founder of Donuts, and Mr. Stahura’s spouse, Florence Stahura, are the co-grantors and co-trustees of Stahura Family Revocable Trust, which owned 44,197 Shares, or less than 1% of outstanding Shares, as of the date of the Merger Agreement and as of the date of this Offer to Purchase. These Shares are expected to be tendered pursuant to the Offer.

Jonathon Nevett, a Director and Co-Founder and Executive Vice President of Donuts, owned 2 Shares, or less than 1% of outstanding Shares, as of the date of the Merger Agreement and as of the date of this Offer to Purchase. These Shares are expected to be tendered pursuant to the Offer.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by you or your broker, dealer, bank, trust company or other nominee to the depositary as follows:

The Depositary for the Offer is:

If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Co., LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call: (877) 248-6417 (toll free) or (718) 921-8317

Facsimile: (718) 234-5001

Questions or requests for assistance or additional copies of the Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll-free from the U.S. and Canada: (888) 750-5834 Banks and Brokers call collect: (212) 750-5833